The Henssler Funds, Inc.

3735 Cherokee Street

Kennesaw, Georgia  30144

February 18, 2014

VIA EDGAR

Ms. Christina Diangelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington DC 20549

Re:

The Henssler Funds, Inc. (the “Company”)

File Nos.:  333-46479 and 811-08659

Dear Ms Fettig:

This letter responds to your oral comments communicated to the undersigned on December 11, 2013 with respect to the Company’s Financial Statements by the Securities and Exchange Commission (the “Commission”) regarding the Company’s underlying series, The Henssler Equity Fund (the “Fund”).  You stated that the purpose of the Commission’s review was designed to ensure that the filings made by the Fund with the Commission, including the accompanying Fund disclosures and Financial Statements, complied with the Sarbanes-Oxley Act of 2002.  Specifically, you commented on several items contained in the Form N-CSR dated April 30, 2013 (the “Form N-CSR”), as well as the Company’s Annual Report (the “Annual Report”), also dated April 30, 2013, and finally comments related to the Form N-SAR filed on June 26, 2013 (the “Form N-SAR”).  The Company’s responses to your comments are reflected below.  We restated the substance of your comments for your ease of reference.

Form N-SAR

Comment 1.

You referenced the Accountant’s Report filed as Exhibit 99.77B with Form N-SAR and noted that it was not formatted correctly. You requested that we file an amended Accountant’s Report formatted correctly.

Response 1.

We will file an amended Exhibit 99.77B Accountant’s Report for the Form N-SAR contemporaneously with the filing of this response.

Form N-CSR

Comment 2.

On Page 2 of the Form N-CSR for Item 4, Principal Accountant Fees and Services, you requested that we provide more detail for Item 4(b) and Item 4(c) as it relates to those specific Audit-related and Tax-related expenses.

Response 2.

On our next, and any subsequent, filing of Form N-CSR, we will ensure that additional detail is provided for Items 4(b) and 4(c).

The Annual Report

Comment 3.

You next requested that we clarify the minimum initial investment chart as it relates to the Institutional Class of Shares (“HEQCX”) on the Annual Report’s hypothetical performance section.  As you pointed out, the minimum initial investment in HEQCX is $1,000,000.  Thus, in the chart showing the hypothetical initial investment, the initial investment in HEQCX, and the investment value shown in the chart should reference the $1,000,000 initial investment required.

Response 3.

The chart included on page 3 of the Annual Report was updated with this change for the filing of the Semi-Annual Report filed on January 3, 2014.  We will also ensure that this change is made on future Semi-Annual and Annual Reports filed by the Company.

Comment 4.

On Page 5 of the Annual Report you referenced a comment made regarding direct costs that may be incurred by investors of the Company, specifically related to wire fees.  Your comment centered on the fact that you did find a disclosure in the Company’s Prospectus and/or Statement of Additional Information (the “SAI”) regarding the practice of charging wire fees.  You requested that we either remove the reference of wire fees from the Annual Report, or clarify the Company’s Prospectus and/or SAI with a disclosure that wire fees may be charged.

Response 4.

Upon reviewing your comment and the Company’s Prospectus and SAI, we determined that the possibility of charging a “wire redemption fee” is included on page 19 of the SAI, related to the redemption of fund shares.  That said, we will endeavor to either clarify future Annual Reports regarding direct costs that may be incurred by investors, or we will edit the Company’s next Prospectus and/or SAI to clarify what types of direct costs may be incurred by investors in the Company.

Comment 5.

Your final comment related to the Reclassifications described in Note 4 to the Notes to the Financial Statements contained on page 21 of the Annual Report.  Specifically, you requested that we describe the reasons for any reclassifications necessary in the Financial Statements.

Response 5.

On our next and any subsequent filings of the Annual Report and the Notes to the Financial Statement contained therein, we will ensure that any necessary reclassifications are described in greater detail and will provide the reasons for any such reclassifications.

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In connection with the Commission’s review of filings made by the Fund, including the accompanying Fund disclosures in view of compliance with the Sarbanes-Oxley Act of 2002, as described herein, the Fund hereby acknowledges that:

(i)

The Fund is responsible for the adequacy and accuracy of the disclosures in its filings;

(ii)

Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(iii)

The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

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The Fund and its Board of Directors appreciate you bringing the foregoing matters to our attention.  If you or other members of the Commission staff have further questions about any of these matters, please do not hesitate to contact me on my direct line at (678) 797-3752.

 Sincerely,

/s/ Christopher E. Reeves

Christopher E. Reeves

Chief Compliance Officer

The Henssler Equity Fund

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

The Henssler Equity Fund

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of The Henssler Equity Fund (the “Fund”), as of April 30, 2013, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended.  These financial statements and financial highlights are the responsibility of Fund management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  Our procedures included confirmation of securities owned as of April 30, 2013, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of The Henssler Equity Fund as of April 30, 2013, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

COHEN FUND AUDIT SERVICES, LTD.

Cleveland, Ohio

June 25, 2013